July 26, 2016

VIA EDGAR SUBMISSION

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Valeant Pharmaceuticals International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed April 29, 2016
Form 10-Q for the Quarterly Period Ended March 31, 2016
Filed June 7, 2016
Form 8-K dated June 7, 2016
Filed June 7, 2016
Form 8-K dated April 29, 2016
Filed April 29, 2016
File No. 001-14956

Dear Mr. Rosenberg:

I am writing on behalf of Valeant Pharmaceuticals International, Inc. ("Valeant" or the "Company"). The Company hereby acknowledges receipt of the letter dated July 13, 2016 (the "Comment Letter") containing comments from the staff (the "Staff") of the Securities and Exchange Commission relating to (i) the Form 10-K for the fiscal year ended December 31, 2015 filed by Valeant on April 29, 2016, (ii) the Form 10-Q for the quarterly period ended March 31, 2016 filed by Valeant on June 7, 2016, (iii) the Form 8-K filed by Valeant on June 7, 2016, and (iv) the Form 8-K filed by Valeant on April 29, 2016. The Comment Letter requests that the Company respond to the Staff's comments within 10 business days of the date thereof or advise the Staff when the Company will respond.

As discussed with Mark Brunhofer by telephone conversation on July 22, 2016, this correspondence confirms the Company's request for an extension of time to respond to the Comment Letter so that it can devote appropriate time and resources to consider the Staff's comments. The Company has asked me to inform you that it expects to provide responses to the Comment Letter on or before August 10, 2016.

Please contact me at (212) 735-3207 or Steve Arcano at (212) 735-3542 if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Marie Gibson
Marie Gibson

Cc: Robert Chai-Onn, Esq.